

Mail Stop 3720

September 21, 2016

Ruben Yakubov
President
Agora Holdings, Inc.
170 Rimrock Road, Unit #2
North York, Ontario, Canada M3J 3A6

> **Re:** **Agora Holdings, Inc.**
> **Form 10-12G**
> **Filed August 29, 2016**
> **File No. 000-55686**

Dear Mr. Yakubov:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   Please be advised that your registration statement will automatically become effective sixty days after filing, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Products and Services, page 3

2.   We note your statement that a key component of your revenue to date includes operating a billing service which relates to "software for VOIP telephony." Please provide greater detail as to what services you provide to customers.

Management's Discussion and Analysis of Financial Condition and Results of Operations
How We Generate Revenue, page 7

3.   Please describe how your billing service generates revenue. Please also describe any plans or arrangements as to how Geegle TV will generate revenue in the future.

Critical Accounting Policies
Intangible Assets, page 10

4.   We were unable to find the $539,154 in intangible asset for the website representing the historical carryover basis in a website acquired from a majority owner of Agora Holdings, Inc. in your financial statements. Please explain.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Paul Fischer, Attorney-Adviser, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

              Sincerely,

              /s/ Robert S. Littlepage, for

              Larry Spirgel
              Assistant Director
              AD Office 11 – Telecommunications